

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

February 12, 2016

Via E-mail
Joseph R. Ficalora
President and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

> **Re: New York Community Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 29, 2016**
> **File No. 333-208649**

Dear Mr. Ficalora:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2016 letter.

General

1.   We note your response to comment 2. While in your response you discuss the mechanics of how the issuance of the new depositary shares will be achieved, you have not addressed, however, that the depositary shares represent securities as the term is defined in Section 2(a)(1) of the Securities Act of 1933, which issuance must either be registered or exempt from registration. Given that the depositary shares will be issued as part of a single registered merger transaction, we believe that you should revise the relevant sections of your registration statement to properly register the issuance of your depositary shares. Furthermore, please have counsel revise its legal opinion to opine on the legality of these securities.

The Merger

Opinion of Goldman, Sachs & Co., page 60

2.   We note your response to comment 12. You state among other things in your response, that "Goldman Sachs and Credit Suisse disregarded the Astoria financial forecasts and relied *exclusively* on I/B/E/S estimates in connection with their financial analysis and opinions." [emphasis added] Please revise your disclosure to remove the last bullet point pertaining to the Astoria's financial forecasts. In this regard, we note that your "Opinion of Credit Suisse Securities (USA) LLC" disclosure on page 66 does not list the Astoria financial forecasts as materials considered by Credit Suisse in rendering its opinion. Otherwise, please expand to disclose that the Astoria financial forecasts at the request of Astoria's management were fully disregarded and not relied upon for purposes of rendering Goldman's final analysis and opinion. Please make a similar change to the Credit Suisse's disclosure starting on page 66.

Opinion of Credit Suisse Securities (USA) LLC

Financial Advisor Disclosure, page 74

3.   We note your response and revisions in response to comment 15. In light of the disclosure requirements of Item 1015(b)(4)(i) of Regulation M-A, we continue to believe that additional information about the incentive fee to be paid to Credit Suisse should be disclosed. Since the role of a financial advisor in a merger transaction is typically defined through the rendering of a fairness opinion from a financial point of view of the merger consideration, please revise your disclosure to explain what role Credit Suisse was intended to play in connection with the transaction, how the NYCB board would assess that role and the timing of this assessment. To the extent that the payment of this additional incentive fee is tied to a successful closing of the merger transaction, so disclose. Please ensure to update your disclosures if the assessment and the decision to grant the additional incentive to Credit Suisse takes place prior to the effectiveness of the registration statement, disclosing also the specific factors that the NYCB board considered, as well as the actual amount paid or to be paid to Credit Suisse. As previously requested in our comment 15, please disclose the cap to this discretionary fee and whether or not is measured as a percentage of the total merger consideration.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 118

4.   We note that the tax opinions filed as Exhibits 8.1 and 8.2 are provided in "short-form." Please revise your disclosure to make clear that the disclosure of the material tax consequences of the merger transaction in the prospectus represents the opinion of counsel, identifying counsel. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: R. Patrick Quinn, Esq.
       Jared M. Fishman, Esq.